FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8LB
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No. X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated February 2, 2004

Communication to Investors and Shareholders
SIGNATURES

Communication to Investors and Shareholders
Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Contact:	George Aase, Director Investor Relations
Phone +41 71 727 3064

Heerbrugg (Switzerland), February 2, 2004

DISCLOSURE OF SHAREHOLDINGS

Leica Geosystems Holdings AG has been informed by FMR Corp., 82 Devonshire Street, Boston, MA 02109, USA, that per 7 January 2004 this corporation and its direct and indirect subsidiaries have acquired 122,132 registered shares, representing 5.19% of the voting rights of Leica Geosystems Holdings AG.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (“FMRCO”), investment manager for US mutual funds, and Fidelity Management Trust Company (“FMTC”), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

Members of the Edward C. Johnson 3rd family, including Edward C. Johnson 3rd and Abigail P. Johnson, through their ownership of voting common stock and the execution of a shareholders’ voting agreement may be deemed to control FMR Corp.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 3 February, 2004	By:	/s/ Christian Leu

Name: Christian Leu Title: Chief Financial Officer